SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Notice of Material Fact” dated on August 11, 2011.

NOTICE OF MATERIAL FACT

The management of Telecomunicações de São Paulo S.A. – Telesp ("Telesp") announce, in accordance with article 2, XV of CVM Instructions Nr. 358/02 as amended, that on this date the members of the Company´s Board of Directors approved, in accordance with article 17, item XV of  Bylaws,  the  acquisition  of  Telesp  shares  by  the  Company  to  be  held  in  treasury  and subsequent disposal or cancellation, as pursuant in CVM Instruction Nr. 10/80 as amended, as follows:

(i) Program Objective: acquisition of preferred shares issued by the Company to be held in treasury and subsequent disposal and/or cancellation, without reduction in the capital stock, for the purpose of increasing shareholder value;

(ii) Resources: The repurchases will be effected through the use of part of existing capital reserve on June 30, 2011, except the reserves referred in Article 7 subsection (a) to (d) of CVM
Instruction Nr. 10/80;

(iii) Deadline: Beginning from the deliberation date of the Board of Directors, remaining in force until October 20, 2011, being the acquisitions realized in BM&FBOVESPA at market prices and as responsibility of the Board to decide the moment and quantity of shares to be acquired, whether in a single operation, whether in a series of operations, within legal limits;

(iv) Quantity of Shares  to be acquired: until  a maximum of 2,700,000 (two million seven hundred thousand) preferred shares, which account for less than 10% of the outstanding shares on this date;

(v) Quantity of Outstanding Shares: 263,204,985 preferred shares, without considering the shares held by controllers shareholders; and

(vi) Intermediary Financial Institutions: the operation will be realized through the following broker: Bradesco Corretora S.A. CTVM, headquarter at Avenida Paulista, 1.450 / 7th floor – São Paulo/SP.

São Paulo, August 11, 2011.

Gilmar Roberto Pereira Camurra
Investors Relations’ Officer
Telecomunicações de São Paulo S.A. – Telesp

Telesp – Investors Relations Office
Tel: +55 11 3549 7200
Email: ri.telefonicabr@telefonica.com.br
Information available:
 www.telefonica.com.br

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	August 11, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director